                                                                 EXHIBIT (a)(10)


FOR IMMEDIATE RELEASE


CONTACTS:
         Conrail Inc.           Abernathy MacGregor Group
         Craig MacQueen         Joele Frank/Dan Katcher
         (215) 209-4594         (212) 371-5999



              HEARING SCHEDULED ON PRELIMINARY INJUNCTION MOTION

         Philadelphia, PA, (October 24, 1996)--Conrail Inc. [NYSE:CRR] announced today that the United States District Court for the Eastern District of Pennsylvania has scheduled a hearing for November 12, 1996 on Norfolk Southern Corp.'s [NYSE:NSC] request for a preliminary injunction. Conrail again stated that Norfolk Southern's claims are entirely without merit.


        Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.